

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 23, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of APTIV PLC and APTIV CORPORATION, guaranteed by APTIV GLOBAL FINANCING LIMITED, under the Exchange Act of 1934:

- 2.396% Senior Notes due 2025 and Guarantee of 2.396% Senior Notes due 2025 by Aptiv Global Financing Limited

- 3.250% Senior Notes due 2032 and Guarantee of 3.250% Senior Notes due 2032 by Aptiv Global Financing Limited

- 4.150% Senior Notes due 2052 and Guarantee of 4.150% Senior Notes due 2052 by Aptiv Global Financing Limited

Sincerely,